Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2015

1. Organization

    Strategic Marketing Solutions Ltd., LLC (the "Company") was organized as a California limited liability company in September 2007 and was accepted as a member of the Financial Industry Regulatory Authority on January 23, 2008. The Company is a full service marketing consulting firm specializing in raising capital for private equity fund managers from institutional investors.

2. Significant Accounting Policies

    Cash and Cash Equivalents
    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

    Accounts Receivable
    The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2015, the accounts receivable balance is $603.800.

    Consulting Income
    Revenue is recognized when earned either by a consulting contract or the success of a predetermined specified event and the income is reasonably determinable.

    Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

    Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    Income Taxes
    The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

3. Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $34,728 which exceeded the requirement by $29,728.

Strategic Marketing Solutions Ltd., LLC

Notes to the Financial Statements

December 31, 2015

4. **Risk Concentration**

   Due to the nature of the capital raising and consulting business, the Company's revenue during the period was primarily the result of a few transactions, 89.3% of the revenue was generated from one client and 94% of receivables was due from one customer.

   At various times of the year the companies cash balances may exceed the FDIC insured limit.

5. **Related Party Transactions**

   Strategic Marketing Solutions, LLC (SMS) is a company under common ownership. SMS provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. **Subsequent Events**

   The Company has evaluated subsequent events through February 19, 2016 the date which the financial statements were available to be issued. No additional adjustments or disclosures in the financial statements were deemed necessary.